Exhibit (q)

Transfer and Redemption Procedures Pursuant to Rule 6e-3(b)(12)(iii)

Ameritas Advisor II VUL

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY AMERITAS LIFE INSURANCE CORP. PURSUANT TO RULE 6e-3(b)(12)(iii)

This document sets forth administrative procedures followed by Ameritas Life Insurance Corp. ("Ameritas" or the "Company") in the issuance of Ameritas Advisor II VUL (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies. This document should be read in conjunction with the provisions of the Policy, and the current Policy prospectus.

I.       PURCHASE AND ISSUANCE OF POLICIES

A.      PREMIUMS AND UNDERWRITING STANDARDS

The Policy is flexible premium variable universal life insurance. The Policy is designed to provide lifetime insurance coverage on the Insured named in the Policy, as well as flexibility in connection with premium payments and death benefits. The Policy pays death benefit proceeds to the Policy Beneficiary upon the Insured's death or pays a Cash Surrender Value to the Owner if the Policy is surrendered by the Owner.

Some policy forms, features and/or riders may be subject to state variations or may not be available in all states.

The Owner has flexibility under the Policy. Within certain limits, the Owner can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options. We reserve the right to limit the amount and frequency of premium payments. We will not issue a Policy to an Insured older than age 80 on the Insured's birthday nearest the Policy Date. We will not accept that portion of a premium payment which affects the tax qualifications of the Policy as described in Section 7702 of the Internal Revenue Code, as amended. This excess amount will be returned to the Owner. Payment of insufficient premiums may result in a lapse of the Policy.

The Owner may allocate all or a part of the premiums paid among the Separate Account Subaccount variable Investment Options or the Fixed Account fixed interest rate option. Subaccount variable Investment Options are in turn invested in corresponding underlying portfolio companies. Fixed Account allocations are invested in our General Account and we guarantee a fixed rate of interest. More information regarding the Fixed Account can be found in section THE FIXED ACCOUNT FIXED INTEREST RATE OPTION of the Policy prospectus. More detail concerning each portfolio company can be found in APPENDIX A of the Policy prospectus.

To purchase a Policy, the Owner must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us. Upon receipt of a completed Application, Ameritas will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. If we received a Premium and determine that the Insured does not meet our underwriting criteria, we will return to the Owner an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

B.       POLICY APPLICATION AND ISSUANCE

Policy Application

The Insured must not be older than age 80 on the Insured's birthday nearest to the Policy Date. The minimum initial Specified Amount of life insurance is $100,000. We may reduce the initial Specified Amount for Policies issued in connection with group or sponsored arrangements. See the Special Arrangements section of the Policy prospectus.

When the Owner applies for a Policy, the Owner will choose one of three death benefit options, which will be used to determine the death benefit.

Application in Good Order

All application questions must be answered, but particularly note these requirements:

▪	The Owner's and Insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
▪	Premium allocations must be complete, be in whole percentages, and total 100%.
▪	Initial Premium requirements must be met (see below).
▪	The Owner's signature and the Owner's representative's signature must be on the application.
▪	City, state and date the application was signed must be completed.
▪	The Owner must provide all information required for us to underwrite the application (including health and medical information about the Insured, and other information we consider relevant).
▪	We request the Owner's e-mail address to facilitate receiving updated Policy information by electronic delivery.
▪	There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
▪	The Owner's representative must be both properly licensed and appointed with us.

Premium Requirements

Premium checks should be made payable to "Ameritas Life Insurance Corp." We reserve the right to reject any premiums. We may postpone crediting payment of the initial premium made by personal check until the check has been honored by the bank upon which the check is drawn. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, the Owner may select a monthly payment schedule for us to automatically deduct premiums from the designated bank account or other sources.

Initial Premium

▪	At least the Monthly Deduction times the number of months between the Policy Date and the date the Policy is issued plus one month.

Additional Premiums

▪	Payment of additional premiums is flexible but must be enough to cover Policy charges.
▪	If a premium increases the Net Amount at Risk (the death benefit on the Monthly Date, discounted at the Fixed Account minimum credited rate for one month, minus the Account Value on the Monthly Date, after all Monthly Deductions have been taken except for the cost of insurance), it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.
▪	Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. The Owner may change their Planned Periodic Premium, subject to our approval. Because Account Value can fluctuate depending upon the performance of the selected variable Investment Options, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force. The Policy can lapse even if all Planned Periodic Premiums are paid on time.
▪	If there is a Policy Loan, the Owner should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Account Value.
▪	We reserve the right to limit premiums or refund any value so the Policy qualifies as life insurance under the federal Internal Revenue Code.

C.       PREMIUM ALLOCATION

Premiums may be allocated among the variable Investment Options (the Subaccounts) and the Fixed Account fixed interest rate option. Initial allocations as instructed on the Policy application will be used for additional premiums until the Owner changes the allocation instructions.

▪	Allocations must be in whole percentages, and total 100%.
▪	The allocation may be changed by sending us Written Notice or through an authorized telephone or online transaction. The change will apply to premiums received on or after the date we receive Written Notice or the authorized transaction.
▪	All premiums will be allocated pursuant to the Owner's instructions on record with us, except the initial premium and any additional premiums received during the Policy's Right to Examine Transfer Date.

Prior to the Right to Examine Transfer Date, we will hold the initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest the Account Value, which will include investment performance results, in the Investment Options pursuant to the application allocation instructions. If, by the Right to Examine Transfer Date, the Owner decides to cancel the Policy, we will refund the premiums paid minus Policy Loan Balance and partial withdrawals.

Until the Policy is issued, premium payments received by us are held in our General Account and are credited with interest at a rate we determine.

II.       TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. In addition to the right of each Portfolio to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing. We will not execute such a trade until we provide the underlying portfolio’s investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser's own standards, as stated in the Subaccount's underlying portfolio prospectus. Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

Subject to restrictions during the Right to Examine Transfer Date, the Owner may transfer Account Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

Transfer Rules:

▪	A transfer is any single request to move assets between one or more Investment Options.
▪	We must receive notice of the transfer request by either Written Notice, an authorized telephone transaction, or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the Business Day they are received by our Trading Unit if received before close of the New York Stock Exchange (usually 3:00 p.m. Central Time). Requests for Rydex transfers must be received by 2:30 p.m. Central Time to be processed the same day. The 2:30 Central Time cut-off applicable to Rydex subaccount transfers applies only to transfers. All other transaction requests must be received prior to NYSE close for same day processing. The Owner must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or the trade may not be processed until it is confirmed.
▪	The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. If the Account Value remaining in a Subaccount after a transfer will be less than $100, we will include that Account Value in the amount transferred. Information regarding Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep systematic transfer programs is available under the SYSTEMATIC TRANSFER PROGRAMS section of the Policy prospectus.
•	If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.

•	The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer amounts.
▪	The first 15 transfers each Policy year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of the Policy prospectus for information about this charge. This fee is deducted on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfers limit.
▪	A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
•	may be made only once each Policy year;
•	may be delayed up to six months;
•	is limited during any Policy year to the greatest of:

•       25% of the Account Value in the Fixed Account on the date of the transfer;

•       the greatest amount of any Fixed Account transfer that occurred during the previous 13 months; and,

•       $1,000.

▪	We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction. Certain investment advisers, such as for Rydex, may permit short-term trading within their portfolios and will have disclosed this practice in their prospectuses.
▪	Rydex Subaccount transfers received later than 2:30 p.m. Central Time are processed the next Business Day.
▪	If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to a money market subaccount. We will notify the Owner when such a transfer occurs. The Owner may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another Investment Option.
▪	In the event the Owner authorizes telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe the Owner authorized. We will employ reasonable procedures to confirm that instructions are genuine.

III.       REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.       CASH SURRENDER

While the Insured is alive, the Owner may terminate the Policy for its Cash Surrender Value. After a full Surrender, all ownership rights in the Policy end, and the Owner may not reinstate the Policy.

Cash Surrender Rules

▪	We will accept a full Surrender request signed by the Owner on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate signatures and make changes on the Policy (including withdrawals) without the Owner’s knowledge.
▪	Any Cash Surrender Value available under the Policy at any time other than on a Policy Anniversary, shall be calculated with allowance for lapse of time from the last preceding anniversary.
▪	The Policy has no Surrender charge.
▪	We may defer Surrender payments from the Fixed Account for up to six months from the date we receive the request.

B.       PARTIAL WITHDRAWALS

While the Insured is alive, the Owner may withdraw part of the Account Value. The amount requested and any partial withdrawal charge will usually be deducted from the Account Value on the date we receive the request if received before 3 p.m. Central Time.

We may deduct a partial withdrawal fee, which will not exceed the maximum partial withdrawal fee of $50.

If Death Benefit Option A (described below) is in effect, then the Specified Amount will be reduced by the partial withdrawal amount plus any fee.

If Death Benefit Option B or Option C (described below) is in effect, the Account Value will be reduced by the amount of the partial withdrawal, but the Specified Amount of insurance coverage will not change.

If Death Benefit Option C (described below) is in effect and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

Partial Withdrawal Rules

▪	We will accept a partial withdrawal request signed by the Owner on our form of Written Notice by mail or facsimile.
▪	The minimum charge is $0 and the guaranteed maximum charge is $50. This fee will be deducted from the Investment Options and in the same allocation as the partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the Investment Options elected) or if the Owner has not given such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
•	The minimum partial withdrawal amount is $100; the maximum is an amount such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months.
▪	A partial withdrawal is irrevocable.
▪	For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
▪	Partial withdrawals will be deducted from the Policy Investment Options on a Pro-Rata basis, unless the Owner instructs us otherwise. The Owner may tell us how to allocate the partial withdrawal among the Investment Options, provided that the remaining Account Value in each Subaccount is not less than $100, if the Owner does not tell us, we will deduct it Pro-Rata.
▪	Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
▪	We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive the request.
▪	Depending upon the circumstances, a partial withdrawal may have tax consequences.

Advisory Fee Withdrawals

If the Owner elects to pay the Investment Advisory Fees from the Account Value, they have done so pursuant to a separate agreement between the Owner and their financial professional. Ameritas Life has not made any independent investigation of these financial professionals, and is not endorsing such services. Ameritas Life will, pursuant to an Advisory Fee Authorization signed by the Owner, process a partial withdrawal from the value of the Policy to pay for the services of their financial professional. The advisory fees are separate from and in addition to the Policy and optional rider fees and expenses described in the Policy Prospectus. The Owner’s financial professional will be solely responsible for the accuracy of any such advisory fee payment calculation as well as the frequency or reasonableness of each withdrawal request to pay advisory fees. We have no duty to inquire into the amount of the Account Value submitted for withdrawal but will follow instructions provided through the Advisory Fee Authorization and ensure the amount requested is distributed and processed accurately. We will not allow or make an advisory fee withdrawal until a completed Advisory Fee Authorization from the Policy Owner has been received.

The Owner may authorize their financial professional to make withdrawals to pay advisory fees from the Policy by submitting the Advisory Fee Authorization. This authorization is used to authorize the financial professional to deduct advisory fees directly from the Owner’s Policy, change or terminate any prior advisory fee authorization, and to change the financial professional that services the Policy. Thereafter, the Owner’s financial professional must submit a written request for each one-time withdrawal to pay advisory fees or to establish or change a systematic withdrawal program to pay advisory fees, if available. Any systematic withdrawal program will continue until the Owner terminates it. The authorized withdrawals to pay advisory fees will be noted on the Owner’s confirmation statements and/or the quarterly statements, as well as on the annual statements.

If the Owner elects to authorize the financial professional to make withdrawals to pay advisory fees from the Account Value, the advisory fee will be deducted from the Investment Options on a Pro-Rata basis. Specific Investment Options may be chosen with a systematic withdrawal program, only if available. The financial professional can have the fee deducted on an annual, semi-annual, quarterly, or monthly (for systematic withdrawal programs only) basis. The Owner will work with the financial professional to determine which options work for them.

Withdrawals to pay advisory fees (regardless of percentage or amount withdrawn) will not reduce the Specified Amount. However, withdrawals to pay advisory fees will reduce the Account Value by the withdrawal amount. In some cases, such as when the Policy's death benefit is driven by the Corridor Factor, withdrawing part of the Account Value may result in a death benefit reduction that is larger than the amount of the partial withdrawal. Withdrawals used to pay Advisory Fees are subject to the same restrictions and limitations for partial withdrawals generally, as described above.

C.       DEATH BENEFIT CLAIMS

Upon the Insured's death, we will pay to the Policy Beneficiary:

▪	the death benefit on the Insured's life under the death benefit option in effect; plus
▪	any additional life insurance proceeds provided by any optional benefit or rider; minus
▪	any Policy Loan Balance; minus
▪	any Policy Lien Balance; minus
▪	any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

We will pay the death benefit proceeds after we receive satisfactory proof that the Insured died while the Policy was in force and other proof that we may require in order to investigate the claim. We will pay the death benefit proceeds in a lump-sum payment to the Beneficiary. We will include interest from the Insured's date of death to the payment date. The rate of interest will be at least the amount required by law. Full payment of the death benefit proceeds discharges us from any and all claims.

Death Benefit Options

When the Owner applies for the Policy, the Owner will choose one of the three death benefit options, which will be used to determine the death benefit. The Policy Value and death benefit may vary based on the performance of the variable Investment Options the Owner selected. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

Death Benefit Option A

Under Option A, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option B

Under Option B, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the Account Value; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option C

Under Option C, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; and
▪	the Account Value multiplied by the Corridor Factor.

If the Owner selects Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

When the Owner applies for the Policy, the Owner will also choose one of two alternative tests to evaluate whether the Policy qualifies as a life insurance contract under the Internal Revenue Code. Once they have chosen a test for tax qualification, the Owner cannot change it. If the Owner chooses the guideline premium test ("GPT"), total premium payments may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If the Owner chooses the cash value accumulation test ("CVAT"), the guideline premium limitations do not apply. The Corridor Factors are shown in the Policy schedule.

Changes in Death Benefit Option

The Owner selects the death benefit option when they apply for the Policy. You also may change the death benefit option after the first Policy year, as discussed below.

Changes in Death Benefit Option Rules

▪	The request for a change must be by Written Notice.
▪	The Owner can only change the Policy death benefit option once each Policy year. The change will be effective on the Monthly Date after we receive (or, if evidence of insurability is necessary, after we approve) the Owner's Written Notice.
▪	There is no fee to change the Policy death benefit option.
▪	Changing from Option B to Option A, or from Option C to Option A: The Specified Amount will not change, and the death benefit will be reduced to equal the Specified Amount.
▪	Changing from Option A to Option B, or from Option C to Option B: The Specified Amount will be adjusted so that the Net Amount at Risk is unchanged.
▪	The change is allowed only if the new Specified Amount of insurance meets the requirements stated in the Changes in Specified Amount section, below.

Changes in Specified Amount

The initial Specified Amount is set at the time we issue the Policy. The Specified Amount may change from time to time, as discussed below. A change in Specified Amount could have federal tax consequences. (See the TAX MATTERS section in the Policy prospectus).

On or after one year from the Policy Date, the Owner may change the current Specified Amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval.

INCREASE in Coverage Rules

▪	The minimum amount of an increase in Specified Amount of insurance coverage is $25,000.
▪	An increase of the Specified Amount will require evidence of insurability satisfactory to us and be subject to our underwriting limits in place at that time.
▪	Any increase of the Specified Amount will be subject to increased cost of insurance charges and monthly Specified Amount charges, based on the Insured's gender and the Issue Age and rate class for the increase. The Owner will receive a revised Policy schedule stating the increased charges.

DECREASE in Coverage Rules

▪	The amount of any decrease may be no less than $1,000.
▪	Any reduction in the Specified Amount will be in the following order:
•	first, reduce the most recent increase of the Specified Amount;
•	then, the next most recent increases; and
•	finally, the Policy's initial Specified Amount.
▪	Any decrease of the Specified Amount the Owner requests will not reduce the monthly Specified Amount charges in effect the time of the decrease.
▪	The Specified Amount of coverage after the decrease must be at least $50,000. We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal law.

No Maturity Date

The Policy does not have a maturity date. If the Insured is still living at Attained Age 121, all Monthly Deductions will cease, and we will not accept any additional premiums except for amounts required to keep the policy in force. New loans and loan repayments can continue to be made and the Policy Loan Balance will continue to accrue interest. The death benefit option will be changed to Option A, and partial withdrawals are not permitted after Attained Age 121. The Owner may surrender the Policy if they do not want coverage to continue past Attained Age 121. Continuing coverage beyond attained age 121 may disqualify the insurance for favorable tax treatment.

D.       LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Lapse

Because Account Value can fluctuate depending upon the performance of the selected variable Investment Options, the Policy can lapse, even if all Planned Periodic Premiums are paid on time. Lapse of the Policy may result in adverse tax consequences.

The Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges.

Grace Period

If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, the Owner will have a 61-day grace period to make a premium payment to continue the Policy. The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions. At the start of the grace period, we will mail a notice of the minimum premium necessary to keep the Policy in force to the Owner at their current address on record with us and to any assignee on record. Insurance coverage continues during the grace period. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. A death benefit will not be paid if the Policy has lapsed. If the Insured dies during the grace period, we will pay the death benefit proceeds.

Reinstatement

If the Policy lapses because a grace period ended without a sufficient payment being made, the Owner may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less. To reinstate, we must receive:

▪	Written application signed by the Owner and the Insured;
▪	Evidence of the Insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
▪	Premium at least equal to (a + b - c) divided by (d) where:

(a) is the sum of all due and unpaid Monthly Deductions during the grace period;

(b) is the sum of Monthly Deductions for three months from the date of reinstatement;

(c) is the Account Value at the beginning of the grace period; and

(d) is one minus the premium charge.

▪	Repayment or reinstatement of any outstanding Policy Loan.

The effective date of reinstatement will be the first Monthly Date following approval of the reinstatement.

The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period; minus the sum of the due and unpaid Monthly Deductions during the grace period.

The Policy cannot be reinstated once it has been fully Surrendered.

E.       DISABILITY WAIVERS

The Policy has an available optional benefit (rider) which allows waiver of certain charges and/or payment of benefits when the Insured is totally disabled. There is a monthly fee charged for this rider.

Waiver of Monthly Deduction Rider: This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.

F.       POLICY LOANS

The Owner may borrow a limited amount of Account Value. There is no minimum loan amount. Interest accrues on outstanding loan amounts. After the 5th Policy year, the maximum loan rate is lower than during the first 5 Policy Years.

The Owner may obtain a loan secured by the Cash Surrender Value of your Policy. Any loan transaction will permanently affect the Account Value. We may require the Owner to sign a loan agreement. The Owner may ask their sales representative or us to provide illustrations giving examples of how a loan might affect their Account Value, Cash Surrender Value and death benefit.

Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

The following chart applies to Policies dated prior to January 1, 2022.

Amount You Can Borrow	Loan Interest Rate

Standard Policy Loan. You may borrow no more than:

▪  the Cash Surrender Value; minus

▪  loan interest on Policy Loan Balance including the requested loan to the next Annual Date; minus

▪  the sum of the next three Monthly Deductions.

Standard Loan Interest Rate. Current net annual loan interest rate of 1.0%: we charge a current interest rate with a 4.0% effective annual yield (guaranteed not to exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the Loan Account.
Amount You Can Borrow	Loan Interest Rate

Preferred Rate Policy Loan. After five (5) Policy years, a portion of the Policy Loan Balance may qualify for the preferred loan interest rate. The portion eligible for the preferred loan interest rate is:

▪  the Account Value; plus

▪  the sum of partial withdrawals taken, minus

▪  the sum of premiums paid.

Preferred Loan Interest Rate. Current net annual loan interest rate of 0.0%: we charge a current interest rate with a 3.0% effective annual yield (guaranteed not to exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% to any amounts in the Loan Account.

The following chart applies to Policies dated on or after January 1, 2022.

Amount You Can Borrow	Loan Interest Rate

Standard Policy Loan. You may borrow no more than:

▪  the Cash Surrender Value; minus

▪  loan interest on Policy Loan Balance including the requested loan to the next Annual Date; minus

▪  the sum of the next three Monthly Deductions.

Standard Loan Interest Rate. Current net annual loan interest rate of 1.0% (guaranteed not to exceed 3%): we charge a current interest rate with a 4.0% effective annual yield (guaranteed not to exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.
Amount You Can Borrow	Loan Interest Rate

Preferred Rate Policy Loan. After five (5) Policy years, a portion of the Policy Loan Balance may qualify for the preferred loan interest rate. The portion eligible for the preferred loan interest rate is:

▪  the Account Value; plus

▪  the sum of partial withdrawals taken, minus

▪  the sum of premiums paid.

Preferred Loan Interest Rate. Current net annual loan interest rate of 0.0% (guaranteed not to exceed 2.5%): we charge a current interest rate with a 3.0% effective annual yield (guaranteed not to exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.

Loan Rules

▪	The Policy must be assigned to us as security for the loan.
▪	We will accept a loan request signed by the Owner on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate the signature and make changes on the Policy (including withdrawals) without the Owner’s knowledge.
▪	We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a Pro-Rata basis, unless the Owner instructs us otherwise. If the value of an Investment Option after a transfer pursuant to the Owner's instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
▪	Interest accrues daily and becomes a part of the Policy Loan Balance. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options the Owner designates; if that is not possible (due to insufficient value in an Investment Option elected) or the Owner has not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

▪	If the Policy Loan Balance exceeds Account Value minus accrued expenses and charges, the Owner must pay the excess or the Policy will lapse.
▪	The Owner may repay the Policy Loan Balance in full or in part any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the date of repayment. The Owner must instruct us to treat the payment as a loan repayment; otherwise, we will treat any unspecified payment as premium. Loan repayments will not incur a maximum sales charge imposed on premiums (load).
▪	The death benefit will be reduced by the amount of any Policy Loan Balance on the date of the Insured's death.
▪	We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of the Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive the potentially higher current interest rate credited to the Fixed Account.

G.       Misstatement of Age or Gender

If an Insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender. If the misstatement is discovered at death, the Policy death benefit and any additional benefits provided will be adjusted based on what the cost of insurance rate as of the most recent Monthly Date would have purchased at the Insured's correct age and gender. If the misstatement is discovered prior to death, the Cash Surrender Value will be adjusted, based on the Insured's correct age and gender, to reflect the expense charges, and cost of insurance rates from the Policy Date.

H.       SUICIDE

We will terminate the Policy without payment of the death benefit and give back the premiums received, less any partial withdrawals and Policy Loan Balance, if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the date the Policy was issued. We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the effective date of any increase. Riders to the Policy may have separate suicide provisions.

I.       INCONTESTABILITY

We will not contest the Policy, in the absence of fraud, after it has been in force while the Insured is alive for two years from the Issue Date, nor will we contest any increased benefits later than two years after the effective date of such increase. If the Owner did not request the increase or if evidence of insurability was not required, we will not contest the increase. Increased benefits, for the purposes of this provision, shall include any favorable Policy changes the Owner requests. If the Policy is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement. Riders to the Policy may have separate incontestability provisions.

J.       NONPARTICIPATING

The Policy is nonparticipating. No dividends will be paid under the Policy.